Exhibit 40

EXECUTION VERSION

INTERIM INVESTORS AGREEMENT

This Interim Investors Agreement (this "Agreement") is made as of October 14, 2026, by and among Motown Acquisition Corp., a Delaware corporation ("Parent"), Penske Corporation, a Delaware corporation ("PC"), Penske Automotive Holdings Corp., a Delaware corporation ("Penske Holdings," and, together with PC, the "Penske Investors"), Mitsui & Co., Ltd., a Japanese company ("Mitsui"), and Mitsui & Co. (U.S.A.), Inc., a New York corporation ("Mitsui USA," and together with Mitsui, the "Mitsui Investors") (collectively with the Penske Investors, the "Investors"). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

A. Parent was formed on October 9, 2026, for the purpose of consummating the transactions contemplated by the Merger Agreement and the other Transaction Documents.

B. Prior to execution and delivery of the Merger Agreement and this Agreement, Mitsui and PC have each subscribed for one share of common stock of Parent pursuant to their respective Subscription Agreements, each in the form attached hereto as Exhibit A.

C. Following the date hereof, Parent and Penske Automotive Group, Inc., a Delaware corporation (the "Company"), will enter into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, among other things, (i) Parent will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and Parent ceasing to exist, (ii) each share of common stock of the Company issued and outstanding immediately prior to the effective time of the Merger and held by the Investors (the "Stockholder Rollover Shares") will remain issued and outstanding and will not be cancelled, converted or exchanged or otherwise affected by the Merger, (iii) each share of common stock of the Company issued and outstanding immediately prior to the effective time of the Merger that is held by the Company in its treasury, owned by any wholly-owned Subsidiary of the Company, or owned by Parent will be cancelled and cease to exist, and no consideration will be delivered in exchange therefor, (iv) each share of common stock of Parent issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive a number of newly issued shares of common stock of the Surviving Corporation equal to the Conversion Ratio, and (v) each share of common stock of the Company issued and outstanding immediately prior to the effective time of the Merger in respect of which appraisal rights have been exercised as set forth in Section 2.05 of the Merger Agreement will be canceled and will represent only the right to receive payment as set forth in such Section 2.05.

D. Each of PC and Mitsui has, on the date hereof, executed a letter agreement (each, an "Equity Commitment Letter") in favor of Parent pursuant to which such Investor has agreed, subject to the terms and conditions set forth therein, to make an equity investment in Parent at the Closing in an amount up to such Investor's Commitment (as defined in the Equity Commitment Letters).

E. Each of PC and Mitsui has, on the date hereof, executed a limited guarantee in favor of the Company pursuant to which such Investor has agreed, subject to the terms and conditions set forth therein, to guarantee certain obligations of Parent as set forth therein (each, a "Limited Guarantee").

F. The Investors and Parent wish to agree to certain terms and conditions that will govern the actions of Parent and the relationship among the Investors with respect to the Merger Agreement, the Equity Commitment Letters, the Debt Commitment Letters, the Limited Guarantees and the transactions contemplated by each.

AGREEMENT

Therefore, the parties hereto hereby agree as follows:

1. **EFFECTIVENESS.**

1.1 Effectiveness. This Agreement shall become effective on the date hereof and shall terminate (except with respect to Sections 1.1, 2.7, 2.8.1, 2.9, 2.10, 2.11 (solely with respect to the expense sharing, payment and indemnification obligations therein), 3 and 4), and, solely in the event of termination pursuant to clause (i) below, Section 2.14 upon the earlier of (i) the closing under the Merger Agreement (the "Closing") and (ii) the termination of the Merger Agreement; provided that any liability for any material failure to comply with the terms of this Agreement shall survive such termination.

2. **CERTAIN AGREEMENTS AMONG THE INVESTORS.**

2.1 Governance Prior to Closing. From the date of this Agreement until the Closing, the Investors shall cause Parent's board of directors to consist of three directors, two of whom shall be designated by the Penske Investors and one of whom shall be designated by the Mitsui Investors. Except as expressly contemplated by this Agreement (including Section 4.13), the Merger Agreement or the Equity Commitment Letters, Parent shall not take any action (including any engagement by Parent of financial, legal or other professional advisors) unless such action has been approved in advance in writing by both the Penske Investors and the Mitsui Investors.

2.2 Actions Under the Merger Agreement. The Investor Groups, acting together, may cause Parent to take any action or refrain from taking any action with respect to the Merger Agreement (and without the joint written consent of both Investor Groups, Parent

shall not take or refrain from taking any such action), including (i) taking any action or refraining from taking any action in order for Parent to comply with its obligations, satisfy its closing conditions or exercise its rights or remedies under the Merger Agreement, (ii) amending or modifying the Merger Agreement or waiving compliance with any agreements contained in the Merger Agreement, (iii) determining that the conditions to Closing specified in Article VI of the Merger Agreement (the "Closing Conditions") have been satisfied or to waive compliance with any Closing Condition and consummate the Closing in accordance with the terms of the Merger Agreement (except as so waived), (iv) making any filings or responses, or commenting on any filings or responses to be made by the Company, in connection with, or approving any settlement or resolution by the Company of, any Transaction Litigation or Claim relating to the exercise of appraisal rights, or (v) permitting any "rollover" or similar transaction with respect to shares of Company Common Stock held by any Person other than an Investor.

2.3 Debt Financing. The Investor Groups, acting together, shall cooperate in good faith to cause Parent (as and to the extent required by Section 5.14 of the Merger Agreement) to negotiate, enter into and borrow under definitive agreements with respect to the Debt Financing on the terms set forth in the debt commitment letters attached as Exhibit B (the "Debt Commitment Letters") and/or assume, continue, amend or replace, as applicable, definitive agreements relating to the existing indebtedness of the Company, including agreeing to the financial terms of such debt. The Investors shall use their reasonable best efforts to keep the Debt Commitment Letters in full force and effect until the Closing, shall promptly notify the other Investors if any Debt Commitment Letter lapses, is terminated, repudiated or otherwise ceases to be in full force and effect and shall cooperate in good faith to obtain Alternative Financing (as and to the extent required by Section 5.14(i) of the Merger Agreement) if any Debt Commitment Letter so lapses, terminates or is repudiated.

2.4 Management Arrangements. PC may, acting in good faith, direct and coordinate negotiation of definitive agreements with certain members of the management of the Company with respect to the terms of such management's employment, compensation, and equity incentives at the Company following the Closing, and PC agrees to reasonably consult with Mitsui regarding the terms to be offered to such members of management; provided, that PC shall not permit any such agreement to be entered into by Parent or the Company that, if entered into or implemented following the Closing, would require the approval of Mitsui pursuant to Section 2.11(o) or Section 2.13(a) of the Stockholders Agreement without Mitsui's prior written consent.

2.5 Stockholders Agreement. Each Investor agrees to enter into, concurrently with the Closing, a stockholders agreement in the form of Exhibit C attached hereto (or such other form as may be approved in writing by the Investor Groups, acting together) (the "Stockholders Agreement"), and the Investors agree to be bound by, and to perform

their respective obligations under, the Stockholders Agreement following the Closing in accordance with its terms.

2.6 Equity Commitments.

2.6.1 Each of PC and Mitsui hereby affirms and agrees that (i) it is bound by the provisions set forth in its Equity Commitment Letter, (ii) PC, in the case of the Equity Commitment Letter of Mitsui, or Mitsui, in the case of the Equity Commitment Letter of PC, shall be entitled to cause Parent to enforce the provisions of such Equity Commitment Letter against Mitsui or PC, respectively, in accordance with the terms thereof and of this Agreement and the Merger Agreement, and (iii) Parent shall have no right to enforce any Equity Commitment Letter unless it is simultaneously enforcing all unfunded or partially funded Equity Commitment Letters.

2.6.2 Each of PC and Mitsui agrees to vote its shares of Parent capital stock to cause Parent to create such classes of capital stock, and to cause Parent to issue and sell or exchange, as the case may be, shares of such classes of capital stock to PC and Mitsui or their respective permitted assignees under the applicable Equity Commitment Letter, as contemplated by and in accordance with the Equity Commitment Letters and this Agreement; provided that each of PC and Mitsui, or its permitted assignee, as applicable, shall purchase shares of the same class and series of capital stock at the same price per share.

2.6.3 All securities issued by Parent at the Closing, other than any such securities issued to management, if any, shall be issued to PC and Mitsui or their respective permitted assignees under the applicable Equity Commitment Letter *pro rata* in accordance with PC's and Mitsui's respective funded Commitments; provided that each of PC and Mitsui, or its permitted assignee, as applicable, shall purchase shares of the same class and series of capital stock at the same price per share.

2.6.4 Prior to the Closing or the termination of the Merger Agreement, no Investor shall transfer its shares of Parent capital stock or any shares of common stock of the Company held by it, other than as agreed between the Investors in writing.

2.7 Expense Sharing.

2.7.1 Except as otherwise provided in this Section 2.7, each Investor shall bear its own out-of-pocket fees, costs and expenses incurred in connection with the transactions contemplated by this Agreement, the Merger Agreement and the other agreements and documents contemplated hereby or thereby, including the fees, expenses and disbursements of lawyers, accountants, consultants and other advisors retained by such Investor. Notwithstanding the foregoing, the fees, costs and expenses set forth on Schedule 2.7.1, as may be amended from time to time with the written consent of the Investors (collectively, the "Joint Expenses"), shall, in the event the Closing occurs, be

borne by the Company and, in the event the Closing does not occur, be borne by the Investors in accordance with their respective Applicable Percentages, in each case, subject to Sections 2.7.2 and 2.7.3. Notwithstanding the foregoing, Joint Expenses shall not include any Transaction Expenses that are required to be borne and paid by the Company pursuant to Section 8.11(b) of the Merger Agreement.

2.7.2 In the event the Merger Agreement is terminated in a manner that results in a termination fee or expense reimbursement becoming payable by the Company, the Investors shall, pursuant to Section 7.03 of the Merger Agreement, (i) designate an amount of the proceeds of the termination fee or such expense reimbursement equal to the Joint Expenses to be paid from the Company to an account or accounts of Parent to be used to pay such Joint Expenses and (ii) designate any remainder of the termination fee in excess of the amount described in clause (i) to be paid from the Company to an account or accounts of each Investor in accordance with such Investor's Applicable Percentages; provided that the aggregate amount otherwise payable to the Mitsui Investors pursuant to this clause (ii), determined based on their respective Applicable Percentages, shall be paid solely to an account or accounts designated by Mitsui.

2.7.3 In the event that the Merger Agreement is terminated (i) in a manner that does not result in a termination fee or expense reimbursement becoming payable by the Company or (ii) in a manner that results in a termination fee or expense reimbursement becoming payable by the Company in an amount insufficient to cover all of the Joint Expenses, then (A) in the event there are any Breaching Investors, Non-Consenting Investors or Defaulting Investor(s) (each, as defined below), such Breaching Investors, Non-Consenting Investors or Defaulting Investors, as applicable, shall be responsible for all Joint Expenses, and (B) in the event there are no Breaching Investors, Non-Consenting Investors or Defaulting Investor(s), each Investor shall be responsible for its Applicable Percentage of all Joint Expenses (or, in the case of clause (ii), its Applicable Percentage of such other Joint Expenses not covered by such termination fee or expense reimbursement).

2.8 Representations, Warranties and Covenants.

2.8.1 Each Investor hereby represents and warrants to and agrees with the other Investors that it (i) has not entered into, and (ii) in the case of termination of this Agreement prior to Closing, will not, prior to the first anniversary of the date on which this Agreement is terminated, enter into, any agreement, arrangement or understanding with any potential investor or group of investors or the Company with respect to the subject matter of this Agreement and the Merger Agreement, other than this Agreement, the Merger Agreement and the other agreements and documents contemplated hereby or thereby; provided that no Investor shall be bound by the restrictions set forth in clause (ii) above if the basis for termination of this Agreement was either a (A) breach of the Merger Agreement caused by one or more members of the other Investor Group or (B)

failure to obtain any Required Regulatory Approval solely attributable to the other Investor Group.

2.8.2 Each of the parties hereto represents and warrants to each of the other parties on the date hereof as follows:

(i) Such party is duly organized, validly existing and, to the extent such concept is applicable in the relevant jurisdiction, in good standing under the Laws of its jurisdiction of formation.

(ii) Such party has full power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance by it of this Agreement and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no other proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by it, and constitutes the legal, valid and binding obligation of it, enforceable against it in accordance with the terms hereof, subject to the Enforceability Exceptions.

(iii) The execution, delivery and performance by such party of this Agreement and the consummation of the transactions contemplated hereby do not and will not conflict with, result in a violation or breach of, constitute a default (or an event which with the giving of notice or the lapse of time or both would constitute a default) or give rise to any right of termination or acceleration of any right or obligation of such party under (A) its organizational documents, (B) any contract, agreement, lease, license, mortgage, note, bond, debenture, indenture or other instrument or obligation to which it is a party or by or to which it or its assets or properties may be bound or subject, (C) any Law or Judgment applicable to it, or (D) any license, permit, order, consent, approval, registration, authorization or qualification with or under any Governmental Authority, other than, in the case of clauses (B), (C) or (D) above, any conflict, violation, breach or default which would not, individually or in the aggregate together with all other such conflicts, violations, breaches or defaults, have a material adverse effect on such party or its ability to perform its obligations hereunder or consummate the transactions contemplated hereby.

2.8.3 PC represents and warrants to each of the other parties hereto that, as of the date hereof, (i) all of the outstanding shares of capital stock of Parent have been duly authorized and are validly issued, fully paid and non-assessable and (other than the one share of common stock issued to Mitsui pursuant to the Subscription Agreement) owned by PC, and (ii) Parent has not conducted any business and has no properties, assets, obligations or liabilities of any nature, in each case other than those incident to its organization and pursuant to the Merger Agreement and the Transactions.

2.9 Contribution With Respect to Limited Guarantees. The Investors shall cooperate in defending any claim that the Investors are, or any one of them is, liable to make payments under the Limited Guarantees. Subject to this Section 2.9 and Section 2.10, each of PC and Mitsui agrees to contribute to the amount paid or payable by the other in respect of the Limited Guarantees so that each of PC and Mitsui shall have borne an amount equal to the product of the aggregate amount paid under all of the Limited Guarantees multiplied by (i) in the case of PC, the aggregate Applicable Percentages of the Penske Investors and (ii) in the case of Mitsui, the aggregate Applicable Percentages of the Mitsui Investors. If (a) the Merger Agreement is terminated as a result of any breach or inaccuracy in any representation or warranty of Parent therein or any failure by Parent to perform any covenant or agreement of Parent, and such breach, inaccuracy or failure is caused by a breach by an Investor of its obligations under this Agreement or any other Transaction Document to which such Investor (a "Breaching Investor") is a party (and not also caused by a breach of any Investor in the other Investor Group), or (b) the Investor Groups have determined, acting in good faith and jointly pursuant to Section 2.2(iii), that the Closing Conditions have been satisfied or validly waived, and either (A) the Debt Financing is not funded solely as a result of an Investor failing to consent to Parent drawing down such debt financing or otherwise causing the failure of funding of such debt financing (such Investor, a "Non-Consenting Investor") or (B) an Investor defaults in its obligation to fund its Commitment under its Equity Commitment Letter (a "Defaulting Investor"), then, the Investor Group of which the applicable Breaching Investor, Non-Consenting Investor or Defaulting Investor is a member (the "Responsible Investor Group") shall (x) be responsible for all amounts payable by Parent to the Company under the Merger Agreement that are guaranteed under both Limited Guarantees (collectively, "Default Amounts") and (y) indemnify the Investors in the other Investor Group for any obligations to the Company in respect of any Default Amounts; provided, that all amounts payable by a Responsible Investor Group pursuant to this Section 2.9 shall be borne and paid solely by PC and/or Penske Holdings, if the Responsible Investor Group is the Penske Investors, or Mitsui, if the Responsible Investor Group is the Mitsui Investors; provided further that in no event shall the aggregate amount payable by any Responsible Investor Group pursuant to this Section 2.9 or otherwise and under the Limited Guarantee to which a member of such Responsible Investor Group is party exceed the aggregate maximum amount payable under both Limited Guarantees

2.10 Reverse Termination Fee. In the event that the Merger Agreement is terminated without the Merger being consummated and none of the Investors is a Breaching Investor, Non-Consenting Investor or Defaulting Investor, then, to the extent any Default Amount is payable by Parent to the Company under the Merger Agreement upon such termination, PC and Mitsui shall each be responsible for, and shall promptly pay, its respective share of such Default Amount, with (i) PC's share equal to the aggregate Applicable Percentages of the Penske Investors and (ii) Mitsui's share equal to the aggregate Applicable Percentages of the Mitsui Investors.

2.11 Regulatory Matters. Each Investor represents, warrants and covenants that the information to be supplied by such Investor in writing in connection with filings or notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), or in connection with any filing, notification, submission, application or other communication with any Governmental Authority relating to the transactions contemplated by the Merger Agreement will be accurate and complete in all material respects. Each Investor shall cooperate in good faith with the other Investors and promptly provide such information relating to itself and its Affiliates as may reasonably be requested in connection with preparing, making and obtaining any such regulatory approvals. If any court, administrative agency, commission or other Governmental Authority asserts any objections or imposes any condition or requires any undertaking in connection with obtaining any regulatory approval required for the transactions contemplated by the Merger Agreement with respect to the Merger, (x) each Investor will, and will cause each of its Affiliates to, enter into and comply with customary undertaking and conditions imposed by such Governmental Authority as and to the extent contemplated by Section 5.03 of the Buyer Disclosure Letter, and (y) if such objections, conditions or undertakings primarily arise from the activities, investments, ownership interests or regulatory status of an Investor or any of its Affiliates, the Investors agree as follows:

(i) if the objections relate to an investment in which such Investor or its Affiliates do not have a controlling interest, the Investor Groups, acting together, will cause Parent to take such action as may be necessary to enable Parent to resolve such objections, only to the extent such action is not prohibited by, and is otherwise consistent with, Parent's obligations under Section 5.03 of the Merger Agreement, and all costs and expenses incurred by Parent in connection with taking such action shall be borne by such Investor (without any right to reimbursement under Section 2.7); provided that to the extent such objections relate to the conduct of business of the Company in the United States or otherwise arise from the activities, investments, ownership interests or regulatory status of such Investor or its Affiliates, such Investor shall, solely to the extent within its control, use the level of efforts required of Parent under the Merger Agreement (at its own expense and without any right to reimbursement under Section 2.7) to resolve such objections as soon as practicable, including by taking such actions (solely to the extent within its control) as are required to be taken by Parent under Section 5.03 of the Merger Agreement (including, without limitation, agreeing to reasonable limitations of such Investor's governance, board designation or information rights with respect to Parent or such investment; provided, that no such limitations shall be required if it would reasonably be expected to materially and adversely affect the regulatory status of such Investor or any of its Affiliates under the Investment Company Act of 1940 or otherwise materially impair the fundamental economic or governance rights of such Investor with respect to Parent or such investment without such Investor's prior written consent), without

(A) any cost or obligation or liability to Parent or the Company or any of their respective Subsidiaries, before or after the Closing, or (B) any restriction or condition on Parent's or any other Investor's ownership or control of the Company and its Subsidiaries after the Closing; and

(ii) if the objections relate to an investment in which such Investor or its Affiliates have a controlling interest, such Investor shall use the level of efforts required of Parent under the Merger Agreement (at its own expense and without any right to reimbursement under Section 2.7) to resolve such objections as soon as practicable, including by taking such actions as are required to be taken by Parent under Section 5.03 of the Merger Agreement (provided that no Investor shall be required to sell, divest or otherwise dispose of any investment, business or assets of such Investor or any of its Affiliates, or take any action that would reasonably be expected to cause such Investor or any of its Affiliates to be required to register under the Investment Company Act of 1940), without (A) any cost or obligation or liability to Parent or the Company or any of their respective Subsidiaries, before or after the Closing, or (B) any restriction or condition on Parent's or any other Investor's ownership or control of the Company and its Subsidiaries after the Closing.

As used in this Section 2.11, a "controlling interest" in a Person shall mean beneficial ownership of more than 50% of the voting securities of such Person or the right to appoint a majority of the members of the board of directors or other governing body of such Person. For purposes of this Section 2.11, any costs and expenses incurred by Parent or the Investors in respect of any objections relating to Penske Truck Leasing Co., L.P. or its Subsidiaries pursuant to this Section 2.11 shall constitute Joint Expenses payable in accordance with Section 2.7.

Any Default Amounts that become payable to the Company as a result of the failure to obtain any regulatory approval where such failure is solely due to the activities, investments or ownership interests of an Investor or any of its Affiliates shall be borne by the Investor Group of which such Investor is a member and shall be paid solely by PC and/or Penske Holdings, if such Investor is a Penske Investor, or Mitsui, if such Investor is a Mitsui Investor. PC and/or Penske Holdings, or Mitsui, as applicable, shall indemnify the Investors in the other Investor Group for any such amounts; provided that in no event shall the aggregate amount payable by PC or Mitsui, as applicable, pursuant to this paragraph or otherwise and under its Limited Guarantee exceed the aggregate maximum amount payable under both Limited Guarantees. For purposes of this paragraph, any failure to obtain a regulatory approval resulting from the activities, investments or ownership interests of Penske Truck Leasing Co., L.P. or its Subsidiaries (in and of themselves, and not in conjunction with the activities, investments or ownership interests of an Investor or any of its Affiliates) shall not be deemed solely due to the activities, investments or ownership interests of either Investor Group.

2.12 Parent Approvals. Each Investor agrees not to knowingly, and shall not knowingly permit any of its respective Affiliates to, take any action that would reasonably be expected to prevent, materially delay or materially impair receipt of any approval, consent, notice or filing with a Governmental Authority required in connection with transactions contemplated by the Merger Agreement ("Parent Approvals"); provided that this Section 2.12 shall not prohibit an Investor from voting equity securities in Parent in a manner it deems appropriate.

2.13 Required Information. Each Investor, on behalf of itself and its respective Affiliates, agrees to promptly provide to Parent and each other Investor, as applicable (consistent with the timing required by the Merger Agreement or applicable Law, as applicable), any information about such Investor (or its Affiliates) that Parent or the Company, as applicable, reasonably determines is required to be included in (i) the proxy statement relating to the matters to be submitted to the holders of the Company's common stock at the meeting of the Company's shareholders (the "Company Shareholders Meeting") to approve the Merger (such proxy statement, and any amendments or supplements thereto, the "Proxy Statement"), (ii) the Schedule 13E-3, (iii) the Schedule 13D of Parent or any Investor, as applicable, including any amendment or supplement thereto, (iv) any filings submitted to the Tokyo Stock Exchange, (v) any filings required under the listing rules applicable to each Investor, or (vi) any other filing with or notification to any Governmental Authority in connection with the Merger, this Agreement, the Equity Commitment Letters, the Limited Guarantees, the Support Agreement, or any other agreement or arrangement to which the Investor (or any of its Affiliates) is a party relating to the transactions contemplated thereby. Each Investor shall reasonably cooperate with Parent, the Company and each other Investor in connection with the preparation of the foregoing documents to the extent such documents relate to such Investor (or any of its Affiliates). Each Investor agrees to permit the Company to publish and disclose in the Proxy Statement (including all documents filed with or furnished to the Securities and Exchange Commission ("SEC") in connection therewith), its and its respective Affiliates' identity and beneficial ownership of the shares or other securities of the Company and the nature of such Investor's commitments, arrangements and understandings under this Agreement, the Equity Commitment Letters, the Limited Guarantees, the Support Agreement, or any other agreement or arrangement to which it (or any of its Affiliates) is a party relating to the transactions contemplated thereby, to the extent required by applicable Law or the SEC (or its staff). Each Investor hereby represents and warrants to Parent, as to itself and its Affiliates, as applicable, that, solely with respect to any information supplied by such Investor in writing pursuant to this Section 2.13, none of such information contained or incorporated by reference in the Proxy Statement will at the time of the mailing of the Proxy Statement to the shareholders of the Company, at the time of the Company Shareholders Meeting or at the time of any amendments thereof or supplements thereto, and none of such information supplied or to be supplied by such Investor for inclusion or incorporation by reference in the Schedule 13E-3 to be filed with the SEC (which includes the Proxy Statement) will,

at the time of such filing with the SEC, or at the time of filing with the SEC any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each Investor agrees to join (and to cause its Affiliates to join, to the extent required by applicable Law or the SEC (or its staff)) as a filing party to any Schedule 13E-3 filing discussed in the preceding sentence. Notwithstanding anything to the contrary in this Section 2.13, any Investor may, as it deems advisable and necessary, reasonably designate any competitively sensitive information and material provided to the other Investors, Parent or the Company under this Section 2.13 as "outside counsel only." Such materials and the information contained therein will be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. The Parties will use reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 2.13 so as to preserve any such applicable privilege.

2.14 Post-Closing Organizational Documents. The Investors agree to negotiate in good faith and agree, prior to the Closing, upon the amended and restated certificate of incorporation and bylaws of the Surviving Corporation that are consistent with, and give effect to, the terms of the Stockholders Agreement (the "Post-Closing Organizational Documents"). The Investors shall, immediately following the Effective Time, take, and cause the Surviving Corporation to take, in accordance with applicable Law, all actions necessary to duly adopt and give effect to the Post-Closing Organizational Documents in the forms agreed by the Investor Groups.

3. **DEFINITIONS.** For purposes of this Agreement, the following terms shall have the following meanings:

"Affiliate" means, when used with respect to any party, any person who is an "affiliate" of that party within the meaning of Rule 405 promulgated under the Securities Act; provided that with respect to each of the Investors, the term "Affiliate" shall not be deemed to include the Company or its Subsidiaries; provided further that the Penske Investors, on the one hand, shall not be deemed to be Affiliates of the Mitsui Investors, on the other hand, and vice versa.

"Applicable Percentage" means, with respect to each Investor, the percentage set forth opposite such Investor's name on Exhibit D, as such Exhibit may be amended from time to time by written agreement of the Investors.

"Commitment" means, with respect to PC or Mitsui, the amount of cash equity commitment set forth in the Equity Commitment Letter delivered by such Investor to Parent.

"Confidential Information" of an Investor shall mean proprietary, non-public or confidential information disclosed or otherwise made available (whether orally, in writing, electronically or otherwise) by or on behalf of such Investor and its respective subsidiaries and Affiliates; provided, that the term "Confidential Information" does not include information that (i) is already in the receiving Investor's possession, provided that such information is not subject to another confidentiality agreement with or other obligation of secrecy to any Person, (ii) is or becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by the receiving Investor or its representatives in breach of this Agreement, (iii) is or becomes available to the receiving Investor or its representatives on a non-confidential basis from a source other than any of the parties hereto or any of their respective representatives, provided that such source is not known by such receiving Investor or its representatives to be bound by a confidentiality agreement with or other obligation of secrecy to any Person, or (iv) is independently developed by an Investor or its Affiliates or representatives without reference to any Confidential Information.

"Investor Group" shall mean each of (i) the Penske Investors, collectively, and (ii) the Mitsui Investors, collectively, each acting as a single group for purposes of any consent, approval, election or other action of an Investor Group to be taken under this Agreement, as directed internally by such Investor Group in accordance with Section 4.13.

4. **MISCELLANEOUS.**

4.1 Amendment. This Agreement may be amended or modified, and the provisions hereof may be waived, only by an agreement in writing signed by PC and Mitsui.

4.2 Severability. In the event that any provision hereof is determined by a court of competent jurisdiction to be invalid or unenforceable under applicable Law or public policy, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

4.3 No Third Party Beneficiaries. This Agreement shall be binding on each Investor solely for the benefit of each other Investor and Parent, and nothing set forth in this Agreement, express or implied, shall be construed to directly or indirectly confer upon or give to any Person other than the Investors and Parent any benefits, rights or remedies under or by reason of, or any rights to enforce or cause such parties to enforce,

any provisions of this Agreement. Notwithstanding anything to the contrary in this Agreement, in the event of a breach of this Agreement by any Investor, the Investor Group other than the Investor Group of which such Investor is a member shall have the right to enforce this Agreement directly against such breaching Investor, including by seeking any available remedy at law or in equity, without the involvement of or any action by Parent unless required by applicable Law to effectuate the applicable remedy.

4.4 Remedies. The parties hereto agree that, except as provided herein, this Agreement will be enforceable by all available remedies at law or in equity (including, without limitation, specific performance). For the avoidance of doubt, any enforcement action by an Investor Group pursuant to Section 4.3 may be brought directly by such Investor Group against the applicable Investor or Investors without any requirement that Parent be a party to, authorize or direct such enforcement action unless required by applicable Law to effectuate the applicable remedy.

4.5 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered contemporaneously herewith or prior hereto, Parent and each Investor, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Person other than the Investors shall have any obligation hereunder, and no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any former, current or future officer, agent, Affiliate or employee of any Investor, against any former, current or future general or limited partner, stockholder, member or other equityholder of any Investor or any Affiliate thereof or against any former, current or future director, officer, employee, Affiliate, general or limited partner, stockholder, manager, member or other equityholder of any of the foregoing (each, other than the Investor, a "Related Party"), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law or otherwise. Parent and each Investor further agree that neither it nor any of its Related Parties shall have any right of recovery in connection with the transactions contemplated hereby against any Related Party of any Investor, whether by piercing of the corporate veil or by a claim against any such Related Party or otherwise.

4.6 Confidentiality. Other than as required by applicable Law, or as may be necessary to enforce any party's rights hereunder, each Investor agrees that it shall not, nor shall it permit its Affiliates or other representatives to, (a) disclose to any other Person any Confidential Information of another Investor, other than to its representatives (including its Affiliates, financing sources, prospective financing sources, auditors, accountants, legal counsel, tax advisors and other professional advisors) who need to know such information in connection with the transactions and who are instructed to maintain the confidentiality of such Confidential Information in accordance herewith or (b) use the Confidential Information of another Investor other than in connection with the transactions. Any disclosure by a representative of an Investor in violation of this Section

4.6 shall be deemed a breach of this Section 4.6 by such Investor. Nothing herein shall prevent any party hereto from disclosing Confidential Information (1) upon the order of any court or administrative agency, (2) upon the request or demand of any regulatory agency or authority having jurisdiction over such party, or (3) to the extent otherwise required by applicable Law, including under Section 13(d) of the Exchange Act; provided, that, in the case of clause (1) or (3), such party shall, (i) to the extent permissible by such applicable Law, provide the other Investors with prompt written notice of such requirement, (ii) disclose only that information that is required by such applicable Law to be disclosed, and (iii) use reasonable best efforts to preserve the confidentiality of such information, including by reasonably cooperating with the other Investors to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such information if reasonably possible under such applicable Law; provided, further, that no prior notice is required in connection with disclosure to a regulatory agency or authority having jurisdiction over such party pursuant to a routine examination or request that is not directed at the transaction or any other Investor. Upon the written request of the disclosing Investor following the termination of this Agreement, each receiving Investor shall promptly destroy (or, at the disclosing Investor's election, return) all Confidential Information of such disclosing Investor in its possession or control; provided that the receiving Investor may retain copies to the extent required by applicable Law or its bona fide document retention policies and one archival copy for legal and compliance purposes, which shall remain subject to this Section 4.6, and provided that neither the Investors nor their Affiliates will be required to erase electronically stored Confidential Information that has been saved to a back-up file in accordance with the Investor's or their Affiliate's ordinary electronic back-up practices, except as otherwise required by applicable Law.

4.7 Press Release; Communications. Any general notices, releases, statements or communications to the general public or the press relating to this Agreement or the transactions contemplated hereby and the Merger Agreement shall be made only at such times and in such manner as may be mutually agreed upon by PC and Mitsui, except as may be required by applicable Law, Judgment, court process or any obligations pursuant to any listing agreement with, or the rules and regulations of, any applicable securities exchange, securities quotation system or other listing authority.

4.8 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware (regardless of the Laws that might otherwise govern under applicable principles or rules of conflict of Laws to the extent such principles or rules are not mandatorily applicable by statute and would require the application of the Laws of another jurisdiction). In addition, each party (i) irrevocably and unconditionally consents to submit itself to the exclusive jurisdiction of the Delaware Court of Chancery (or, if the Delaware Court of Chancery does not have subject matter jurisdiction, any state or federal court located in the State of Delaware) for the purposes of any suit, action or other proceeding between

any of the parties hereto arising out of this Agreement, (ii) agrees that it will not attempt to deny or defeat personal jurisdiction by motion or other request for leave from such court, (iii) waives any claim of improper venue or any claim that the Delaware Court of Chancery or such other courts located in the State of Delaware are an inconvenient forum for any action, suit or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby, (iv) agrees that it will not bring any action relating to this Agreement in any court other than the above-named courts, and (v) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 4.10.

4.9 WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

4.10 Notices. All notices and other communications hereunder shall be in writing and shall be given by delivery in person, by email (with confirmation of transmission) or by overnight courier to the other parties hereto as follows:

(a) If to the Mitsui Investors:

Mitsui & Co., Ltd.
2-1, Otemachi 1-chome,
Chiyoda-ku, Tokyo 100-8631, Japan
Attention: Hidenori Yamano
Email: [redacted]

with a copy to:

Mitsui & Co. (U.S.A.), Inc.
200 Park Avenue
New York, New York 10166
Attention: Masahiro Suzuki
Email: [redacted]

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP
66 Hudson Boulevard
New York, New York 10001

Attention: Ezra Borut
Email: [redacted]

(b) If to the Penske Investors:

Penske Corporation and Penske Automotive Holdings Corp.
2555 Telegraph Rd.
Bloomfield Hills, MI 48302
Attention: Lawrence N. Bluth, Esq.
Email: [redacted]

with a copy (which shall not constitute notice) to:

Jones Day
250 Vesey Street
New York, NY 10281
Attention: Andrew M. Levine; Zachary R. Brecheisen; Justin T. Roland
Email: [redacted]

4.11 Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy of any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach occurring before or after that waiver. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

4.12 Other Agreements; Assignment. This Agreement, together with the Merger Agreement, the Equity Commitment Letters, the Limited Guarantees, the Support Agreement and the other agreements referenced herein or in the Merger Agreement, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their Affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms. This Agreement shall not be assigned without the prior written consent of the parties hereto. Any purported assignment not permitted under this Section 4.12 shall be null and void.

4.13 Actions by Investors. Any action to be taken or determination to be made by an Investor Group under this Agreement shall require the joint agreement of the Penske Investors, on the one hand, and the Mitsui Investors, on the other hand, each

acting as a single Investor Group, it being understood that (i) as between PC and Penske Holdings, any action or determination to be made by the Penske Investors shall be taken as directed by PC or by the director of Parent designated by the Penske Investors, and (ii) as between Mitsui and Mitsui USA, any action or determination to be made by the Mitsui Investors shall be taken as directed by Mitsui or by the director of Parent designated by the Mitsui Investors.

[Signature pages follow]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

MOTOWN ACQUISITION CORP.

By: /s/ J. Patrick Conroy
Name: J. Patrick Conroy
Title: Vice President

MITSUI & CO., LTD.

By: /s/ Hidenori Yamano
Name: Hidenori Yamano
Title: General Manager

MITSUI & CO. (U.S.A.), INC.

By: /s/ Harumasa Suzuki
Name: Harumasa Suzuki
Title: Senior Vice President

PENSKE CORPORATION

By: /s/ J. Patrick Conroy
Name: J. Patrick Conroy
Title: Executive Vice President, Chief Financial Officer

PENSKE AUTOMOTIVE HOLDINGS CORP.

By: /s/ J. Patrick Conroy
Name: J. Patrick Conroy
Title: Vice President